Exhibit 99.18

NexTech Raises $1,464,600 From $0.50 Warrant Conversion

New York, NY Toronto, ON– March 8, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web-enabled AR platform for eCommerce, announced today that further to the Company’s press release dated February 5, 2019, the previously announced warrant call ended on March 7, 2019 and the $0.50 warrants dated March 29, 2018 are no longer exercisable.

●	2,929,200 warrants were exercised during the 30 day acceleration period for proceeds totaling $1,464,600.

●	The Company has 54,049,372 common shares issued and outstanding.

●	5,502,100 warrants expired on March 7, 2019.

●	Cash position is now $3,500,000

The Company is actively looking for additional acquisitions and continuing to develop its new business pipeline, targeting high-growth verticals such as eCommerce, Education & Training, and Live Streaming & Telepresence, with an initial focus on the global retail eCommerce market, projected to reach $4.8 trillion in 2021, according to Statistica. Recent research has shown that 40% of online shoppers would be willing to pay more for a product if they could experience it through AR, while 71% of shoppers indicated they would shop at a brand more often if it offered AR experiences.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress it’s technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere. Online retailers can subscribe to Nextechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.